AlMax Financial Solutions, L.L.C.
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2015

NET CAPITAL		
Total Member's Equity	$	11,459
Deductions and/or Charges:		
Non-Allowable Assets:		
Commissions receivable		2,049
Prepaid expenses		3,366
Total Non-Allowable Assets		5,415
Net Capital Deficit before haircuts on security positions		6,044
Haircuts on securities		
Other securities		200
Net Capital	$	5,844
AGGREGATE INDEBTEDNESS	$	13,058
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	871
Minimum dollar net capital requirement	$	5,000
Net Capital Deficit at 1,500 percent	$	844
Net Capital Deficit at 1,000 percent	$	4,538
Ratio of Aggregate Indebtedness to Net Capital Deficit		2.23 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in Part IIA of Form X-17a-5(a) as of December 31, 2015)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	5,844
Net audit adjustments and accruals		-
Net capital deficit per above	$	5,844

There was no material difference between net capital contribution shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.

See independent auditor's report.